Exhibit 99.1

Tarena International, Inc. Announces Third Quarter 2020 Results

BEIJING, November 13, 2020 /PRNewswire/ -- Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education and K-12 education services in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Highlights

•	Net revenues decreased by 5.8% year-over-year to RMB620.8 million (US$88.8 million), from RMB659.2 million in the same period of 2019.

•	Net revenue from adult education business, which represented 53.4% of the total net revenues, decreased by 38.8% year-over-year to RMB331.2 million (US$47.4 million), from RMB541.5 million in the same period of 2019.

•	Net revenue from K-12 education business, which represented 46.6% of the total net revenues, increased by 146.0% year-over-year to RMB289.6 million (US$41.4 million), from RMB117.7 million in the same period of 2019.

•	Gross profit decreased by 6.4% year-over-year to RMB350.0 million (US$50.1 million), from RMB374.1 million in the same period of 2019.

•	Gross profit margin decreased by 0.4% year-over-year to 56.4%, from 56.8% in the same period of 2019.

•	Operating loss decreased by 52.6% to a loss of RMB56.6 million (US$8.1 million), from a loss of RMB119.4 million in the same period of 2019.

•	Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB49.2 million (US$7.0 million), compared to non-GAAP operating loss of RMB95.1 million in the same period of 2019.

•	Net loss was RMB63.9 million (US$9.1 million), compared to net loss of RMB110.0 million in the same period of 2019.

•	Non-GAAP net loss, which excluded share-based compensation expenses, was RMB56.5 million (US$8.1 million), compared to non-GAAP net loss of RMB85.7 million in the same period of 2019.

•	Basic and diluted loss per American Depositary Share ("ADS") was RMB1.16 (US$0.17).

•	Cash, cash equivalents and time deposits, including current and non-current, and restricted cash totaled RMB374.7 million (US$55.0 million) as of September 30, 2020, compared to RMB621.2 million as of December 31, 2019.

•	Net cash outflow from operating activities in the third quarter of 2020 was RMB11.7 million (US$1.7 million). Capital expenditures in the third quarter of 2020 were RMB13.0 million (US$1.9 million).

•	Deferred revenue totaled RMB1,963.4 million (US$288.3 million) as of September 30, 2020, compared to RMB1,586.0 million as of December 31, 2019, representing an increase of 23.8%.

•	Total student enrollments in adult education business, defined as the total number of courses enrolled in by students during that period, including multiple courses enrolled in by the same student, in the third quarter of 2020 decreased by 29.4% year-over-year to 38,400.

•	Total number of learning centers in adult education decreased to 106 as of September 30, 2020, from 134 as of September 30, 2019.

•	Total student enrollments in K-12 education business, defined as the total number of students who attended at least one paid lesson during that period or have deposit balances in their accounts at the end of that period, in the third quarter of 2020 reached 122,800, increasing by 62.0%, compared to the student enrollments of 75,800 in the same period of 2019.

•	Total number of learning centers in K-12 education increased to 236 as of September 30, 2020, from 209 as of September 30, 2019.

Nine Months Ended September 30, 2020 Highlights

•	Net revenues decreased by 19.1% year-over-year to RMB1,247.6 million (US$178.5 million), from RMB1,541.8 million in the same period of 2019.

•	Net revenue from adult education business, which represented 62.8% of the total net revenues, decreased by 34.6% year-over-year to RMB783.7 million (US$112.1 million), from RMB1,198.6 million in the same period of 2019

•	Net revenue from K-12 education business, which represented 37.2% of the total net revenues increased by 35.2% year-over-year to RMB463.9 million (US$66.4 million), from RMB343.2 million in the same period of 2019.

•	Gross profit decreased by 30.3% year-over-year to RMB472.3 million (US$67.6 million), from RMB678.1 million in the same period of 2019.

•	Gross profit margin decreased by 6.1% year-over-year to 37.9%, from 44.0% in the same period of 2019.

•	Operating loss decreased by 5.9% to a loss of RMB721.3 million (US$103.2 million), from a loss of RMB766.3 million in the same period of 2019.

•	Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB692.6 million (US$99.1 million), compared to non-GAAP operating loss of RMB717.2 million in the same period of 2019.

•	Net loss was RMB676.5 million (US$96.8 million), compared to net loss of RMB735.1 million in the same period of 2019.

•	Non-GAAP net loss, which excluded share-based compensation expenses, was RMB647.8 million (US$92.7 million), compared to non-GAAP net loss of RMB686.1 million in the same period of 2019.

•	Basic and diluted loss per American Depositary Share ("ADS") was RMB12.42 (US$1.78).

•	Total student enrollments in adult education business, defined as the total number of courses enrolled in by students during that period, including multiple courses enrolled in by the same student, in the first nine months of 2020 decreased by 35.9% year-over-year to 60,800.

•	Total student enrollments in K-12 education programs, defined as the total number of students who attended at least one paid lesson during that period or have deposit balances in their accounts at the end of that period, in the first nine months of 2020 reached 123,200, increasing by 50.4%, compared to the student enrollments of 81,900 in the same period of 2019.

Key Financial Results

	For the Three Months Ended September 30		Variance	% of change	For the Nine Months Ended September 30		Variance	% of change
	2019	2020			2019	2020
	RMB	RMB	RMB		RMB	RMB	RMB
	(in thousands, except for percentages)
Net revenues	659,185	620,802	(38,383)	-5.8	1,541,798	1,247,628	(294,170)	-19.1
Cost of revenues(a)(b)	(285,060)	(270,842)	14,218	-5.0	(863,686)	(775,369)	88,317	-10.2
Gross profit	374,125	349,960	(24,165)	-6.5	678,112	472,259	(205,853)	-30.4
Gross margin	56.8%	56.4%	-0.4%		44.0%	37.9%	-6.1%
Selling and marketing expenses(a)(b)	(272,291)	(239,211)	33,080	-12.1	(814,555)	(682,995)	131,560	-16.2
General and administrative expenses(a)(b)	(195,588)	(143,072)	52,516	-26.9	(525,256)	(435,296)	89,960	-17.1
Research and development expenses(a)(b)	(25,638)	(24,256)	1,382	-5.4	(104,590)	(75,219)	29,371	-28.1
Total operating expenses	(493,517)	(406,539)	86,978	-17.6	(1,444,401)	(1,193,510)	250,891	-17.4
Operating loss	(119,392)	(56,579)	62,813	-52.6	(766,289)	(721,251)	45,038	-5.9

Notes:

(a)	Includes share-based compensation expenses.

(b)	There were reclassification adjustments of the financials during the nine months ended September 30, 2019 between the accounts of cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses to conform with the current period presentation. Due to the reclassification, the cost of revenues increased by RMB8.8 million, general and administrative expenses increased by RMB35.0 million, while selling and marketing expenses decreased by RMB33.8 million and research and development expenses decreased by RMB10.0 million. The above reclassification adjustments did not have any impact on the net loss for the nine months ended September 30, 2019.

"As the COVID-19 pandemic has been properly controlled and contained in China, our adult and K-12 learning centers have been re-opened gradually and resumed in-class lessons since June 2020. Despite our net revenues dropping by 5.8% to RMB620.8 million in the third quarter of this year, from RMB659.2 million in the same period of last year, our overall operating loss decreased from a loss of RMB119.4 million in the third quarter of 2019 to a loss of RMB56.6 million in the same period of 2020. These were attributable to the stringent costs and expenses control measures which we have been implementing since the beginning of this year. The net loss in the third quarter of 2020 was RMB63.9 million, as compared to the net loss of RMB110.0 million in the same period of 2019. In the third quarter of this year, we were grateful and excited to see an encouraging growth in our K-12 education business. Compared to the figures in the third quarter of last year, our K-12 education business achieved 146.0% increase in net revenues and 62.0% increase in student enrollments in the third quarter of 2020. The gross margin of K-12 education was 39.3% in the third quarter of this year, compared to the gross margin of -4.1% in the same period of last year." remarked Mr. Yongji Sun, the CEO of Tarena.

"Looking ahead, our strategies are two-folded. Firstly, we will continue to uplift efficiency of our operation to improve our margins. Secondly, in order to strengthen our market leading position and expand our market share, we will focus on further streamlining our product lines, optimizing online and offline programs and curriculums, and further improving our tutoring qualities and user experience." concluded Mr. Sun.

"Our cash and cash equivalents and time deposits, including current and non-current, and restricted cash, decreased by 39.7%, from RMB621.2 million as of December 31, 2019 to RMB374.7 million (US$55.0 million) as of September 30, 2020. The decrease in cash and cash equivalents and time deposits, including current and non-current, and restricted cash was mainly due to net cash used in operating activities which mainly are composed of net loss of RMB676.5 million incurred in the first nine months of 2020, and was partially offset by the increase in total deferred revenue of RMB377.4 million. Net cash outflow from operating activities in the third quarter of 2020 was RMB11.7 million (US$1.7 million), whilst net cash outflow from operating activities in the first half of 2020 was RMB183.6 million." said Wing Kee Lau, the CFO of Tarena.

Third Quarter 2020 Results

Net Revenues

Total net revenues decreased by 5.8% to RMB620.8 million (US$88.8 million) in the third quarter of 2020, from RMB659.2 million in the same period of 2019.

Net revenue from adult education business decreased by 38.8% to RMB331.2 million (US$47.4 million) in the third quarter of 2020, from RMB541.5 million in same period of 2019. The decrease was primarily due to decline in student enrollments of adult education by 29.4%, from 54,400 in the third quarter of 2019 to 38,400 in the same period of 2020.

Net revenue from K-12 education business increased by 146.0% to RMB289.6 million (US$41.4 million) in the third quarter of 2020, from RMB117.7 million in same period of 2019. The increase was primarily due to increase in student enrollments of K-12 education by 62.0%, from 75,800 in the third quarter of 2019 to 122,800 in the same period of 2020.

Cost of Revenues

Cost of revenues decreased by 5.0% to RMB270.8 million (US$38.7 million) in the third quarter of 2020, from RMB285.1 million in the same period of 2019. The decrease was primarily due to decrease in number of adult education learning centers which resulted in reduction of personnel-related costs and rental expenses, and partially offset by the increased cost from addition of K-12 education new learning centers.

Gross Profit and Gross Margin

Gross profit decreased by 6.4% to RMB350.0 million (US$50.1 million) in the third quarter of 2020, from RMB374.1 million in the same period of 2019. Gross margin, which is equal to gross profit divided by net revenues, was 56.4% in the third quarter of 2020, compared to 56.8% in the same period of 2019. The decline in gross margin was primarily due to the decreased portion of total revenues contributed by our adult education business, which has a higher gross margin than our K-12 education business.

Operating Expenses

Total operating expenses decreased by 17.6% to RMB406.5 million (US$58.2 million) in the third quarter of 2020, from RMB493.5 million in the same period of 2019. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 15.0% to RMB399.3 million (US$57.1 million) in the third quarter of 2020, from RMB469.5 million in the same period of 2019. Total share-based compensation expenses allocated to the related operating expenses decreased by 69.6% to RMB7.3 million (US$1.0 million) in the third quarter of 2020, from RMB24.0 million in the same period of 2019.

Selling and marketing expenses decreased by 12.2% to RMB239.2 million (US$34.2 million) in the third quarter of 2020, from RMB272.3 million in the same period of 2019. The decline was mainly due to decrease in marketing activities and promotional spending, and decrease in personnel-related expenses resulting from lower headcounts in the third quarter of this year.

General and administrative expenses decreased by 26.8% to RMB143.1 million (US$20.5 million) in the third quarter of 2020, from RMB195.6 million in the same period of 2019. The decline was primarily due to decrease in personnel-related expenses resulting from lower headcounts in the third quarter of this year, and there were one-time investigation related professional expenses incurred in the third quarter of last year.

Research and development expenses decreased by 5.1% to RMB24.3 million (US$3.5 million) in the third quarter of 2020, from RMB25.6 million in the same period of 2019. The decline was mainly due to decrease in personnel-related expenses resulting from lower headcounts.

Operating Loss

Operating loss was RMB56.6 million (US$8.1 million) in the third quarter of 2020, compared to operating loss of RMB119.4 million in the same period of 2019. Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB49.2 million (US$7.0 million) in the third quarter of 2020, compared to non-GAAP operating loss of RMB95.1 million in the same period of 2019.

Interest Income

Interest income was RMB3.3 million (US$0.5 million) in the third quarter of 2020, compared to interest income of RMB5.7 million in the same period of 2019. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The decrease in interest income in the third quarter of 2020 was primarily due to the decrease in the interest income on time deposits and increase in the interest expense due to increase in short-term bank loans.

Other Income

Other income was RMB2.9 million (US$0.4 million) in the third quarter of 2020, compared to RMB0.5 million in other income in the same period of 2019. The income was mostly from government grant offered to learning centers.

Foreign Exchange Gain / (loss)

Foreign exchange loss was RMB3.4 million (US$0.5 million) in the third quarter of 2020, compared to RMB2.0 million foreign exchange gain in the same period of 2019.

Income Tax Benefit / (expense)

The Company recorded an income tax expense of RMB10.1 million (US$1.4 million) in the third quarter of 2020, compared to RMB1.1 million income tax benefit in the same period of 2019.

Net Loss

As a result of the foregoing, net loss was RMB63.9 million (US$9.1 million) in the third quarter of 2020, compared to net loss of RMB110.0 million in the same period of 2019. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB56.5 million (US$8.1 million) in the third quarter of 2020, compared to non-GAAP net loss of RMB85.7 million in the same period of 2019.

Basic and Diluted Loss per ADS

Loss per ADS was RMB1.16 (US$0.17) in the third quarter of 2020. Non-GAAP loss per ADS, which excluded share-based compensation expenses, was RMB1.02 (US$0.15) in the third quarter of 2020.

Cash Flow

Net cash outflow from operating activities in the third quarter of 2020 was RMB11.7 million (US$1.7 million). Capital expenditures in the third quarter of 2020 were RMB13.0 million (US$1.9 million).

Nine Months Ended September 30, 2020 Results

Net Revenues

Net revenues decreased by 19.1% to RMB1,247.6 million (US$178.5 million) in the first nine months of 2020, from RMB1,541.8 million in the same period of 2019. The decrease was primarily due to the reduction of class consumption for both adult and K-12 education businesses during the COVID-19 pandemic in the first half of 2020.

Cost of Revenues

Cost of revenues decreased by 10.2% to RMB775.4 million (US$110.9 million) in the first nine months of 2020, from RMB863.7 million in the same period of 2019. The decrease was mainly due to the reduction of cooperation with tutoring service providers as most students transferred to online studying during the COVID-19 pandemic. Furthermore, during the COVID-19 pandemic, the utility and office fees declined as our employees worked from home, and the social security fees were exempted due to the preferential policies enacted by the government. The decrease was also partly attributable to the decrease in number of adult education learning centers, which resulted in decrease in personnel-related costs and rental expenses.

Gross Profit and Gross Margin

Gross profit decreased by 30.3% to RMB472.3 million (US$67.6 million) in the first nine months of 2020, from RMB678.1 million in the same period of 2019. Gross margin, which is equal to gross profit divided by net revenues, was 37.9% in the first nine months of 2020, compared with 44.0% in the same period of 2019. The decline in gross margin was primarily due to the decreased portion of net revenues contributed by adult education business, which has higher gross margin than K-12 education business.

Operating Expenses

Total operating expenses decreased by 17.4% to RMB1,193.5 million (US$170.7 million) in the first nine months of 2020, from RMB1,444.4 million in the same period of 2019. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 16.5% to RMB1,165.2 million (US$166.7 million) in the first nine months of 2020, from RMB1,396.1 million in the same period of 2019. Total share-based compensation expenses allocated to the related operating expenses decreased by 41.4% to RMB28.3 million (US$4.1 million) in the first nine months of 2020, from RMB48.3 million in the same period of 2019.

Selling and marketing expenses decreased by 16.2% to RMB683.0 million (US$97.7 million) in the first nine months of 2020, from RMB814.6 million in the same period of 2019. The decline was mainly due to decrease in marketing activities and promotional spending in the first nine months of this year. In addition, personnel-related expenses decreased resulting from lower headcounts, and social security fees were exempted due to the preferential policies enacted by the government during COVID-19 pandemic period in the first nine months of this year.

General and administrative expenses decreased by 17.1% to RMB435.3 million (US$62.3 million) in the first nine months of 2020, from RMB525.3 million in the same period of 2019. The decline was mainly due to decrease in personnel-related expenses resulting from lower headcounts, and social security fees were exempted according to the preferential policies enacted by the government during COVID-19 pandemic period in the first nine months of this year. Furthermore, there were one-time investigation related professional expenses incurred in the same period of last year.

Research and development expenses decreased by 28.1% to RMB75.2 million (US$10.8 million) in the first nine months of 2020, from RMB104.6 million in the same period of 2019. The decline was mainly due to decrease in personnel- related expenses resulting from lower headcounts.

Operating Loss

Operating loss was RMB721.3 million (US$103.2 million) in the first nine months of 2020, compared to operating loss of RMB766.3 million in the same period of 2019. Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB692.6 million (US$99.1 million) in the first nine months of 2020, compared to non-GAAP operating loss of RMB717.2 million in the same period of 2019.

Interest Income

Interest income was RMB1.3 million (US$0.2 million) in the first nine months of 2020, compared to interest income of RMB15.2 million in the same period in 2019. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The decrease in interest income in the first nine months of 2020 was primarily due to the decrease in the interest income on time deposits and tuition revenues from the installment payment plan for students. Furthermore, interest expense increased due to the increase in short-term bank loans.

Other Income / (expense)

Other income was RMB3.2 million (US$0.5 million) in the first nine months of 2020, compared to RMB2,000 in other expense in the same period of 2019. The income was mostly from government grants offered to learning centers.

Foreign Exchange Gain / (loss)

Foreign exchange loss was RMB1.7 million (US$0.2 million) in the first nine months of 2020, compared to RMB3.1 million foreign exchange gain in the same period of 2019.

Income Tax Benefit

The Company recorded an income tax benefit of RMB42.1 million (US$6.0 million) in the first nine months of 2020, compared to RMB12.9 million in income tax benefit in the same period of 2019.

Net Loss

As a result of the foregoing, net loss was RMB676.5 million (US$96.8 million) in the first nine months of 2020, compared to net loss of RMB735.1 million in the same period of 2019. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB647.8 million (US$92.7 million) in the first nine months of 2020, compared to non-GAAP net loss of RMB686.1 million in the same period of 2019.

Basic and Diluted Loss per ADS

Loss per ADS was RMB12.42 (US$1.78) in the first nine months of 2020. Non-GAAP loss per ADS, which excluded share-based compensation expenses, was RMB11.89 (US$1.70) in the first nine months of 2020.

Cash Flow

Net cash outflow from operating activities in the first nine months of 2020 was RMB195.3 million (US$27.9 million). Capital expenditures in the first nine months of 2020 were RMB56.9 million (US$8.1 million).

Business Outlook

Based on the Company's current estimates, total net revenues for the fourth quarter of 2020 are expected to be in the range of RMB540 million and RMB570 million, after taking into consideration the seasonal fluctuation factor and likely continued impact of the COVID-19.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change, particularly as to the potential impact of COVID-19 on the economy in China and elsewhere in the world.

Conference Call

Company management will hold an earnings conference call and live webcast to discuss the Company's results at 7:00 AM on November 13, 2020, U.S. Eastern Time (8:00 PM on November 13, 2020, Beijing Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique registrant ID.

Conference call registration link: http://apac.directeventreg.com/registration/event/5295689. It will automatically direct you to the registration page of "Third Quarter 2020 Tarena International Inc Earnings Conference Call" where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter "5295689".

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s), direct event passcode and registrant ID) provided in the confirmation email received at the point of registering.

A replay of the conference call may be accessed by phone at the following number until November 21, 2020, 07:59 ET:

United States: +1 855 452 5696

INTERNATIONAL: +61 2 8199 0299

Conference ID: 5295689

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

About Tarena International, Inc.

Tarena is a leading provider of adult professional education and K-12 education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers adult professional education courses in IT and non-IT subjects. Its adult professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers K-12 education programs, including computer coding and robotics programming courses, etc., targeting students aged between three and eighteen.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Any statements that are not historical facts, including any business outlook and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

Beginning in the second quarter of 2016, the Company revised its non-GAAP financial measures to exclude gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, in addition to its historical practice of excluding share-based compensation expenses for non-GAAP results.

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and basic and diluted net income per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future, and gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Amanda Wang

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	December 31,	September 30,	September 30,
	2019	2020	2020
	Audited	Unaudited	Unaudited
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	537,701	352,426	51,750
Time deposits	83,081	6,000	881
Restricted cash	-	16,034	2,354
Accounts receivable, net of allowance for doubtful accounts	31,442	14,412	2,116
Amounts due from related parties	16,492	253	37
Prepaid expenses and other current assets	132,539	146,979	21,583
Total current assets	801,255	536,104	78,721
Time deposits-non current	406	217	32
Accounts receivable, net of allowance for doubtful accounts-non current	724	502	74
Property and equipment, net	576,633	487,219	71,544
Intangible assets, net	17,669	14,426	2,118
Goodwill	52,782	52,781	7,750
Right-of-use assets	773,472	642,775	94,386
Long-term investments, net	67,773	67,219	9,870
Deferred income tax assets	99,789	145,561	21,374
Other non-current assets	121,517	113,350	16,644
Total assets	2,512,020	2,060,154	302,513

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	89,162	99,872	14,665
Accounts payable	16,563	8,223	1,207
Amounts due to related parties	239	103	15
Operating lease liabilities-current	241,710	197,291	28,970
Income taxes payable	69,671	73,077	10,731
Deferred revenue-current	1,554,431	1,938,384	284,634
Accrued expenses and other current liabilities	397,558	298,102	43,774
Total current liabilities	2,369,334	2,615,052	383,996
Deferred revenue-non current	31,539	25,043	3,677
Operating lease liabilities-non current	508,810	467,851	68,700
Other non-current liabilities	5,401	5,163	758
Total liabilities	2,915,084	3,113,109	457,131
Commitments and contingencies	-	-	-
Shareholders’ equity:
Class A ordinary shares	337	342	50
Class B ordinary shares	74	75	11
Treasury stock	(457,169)	(459,815)	(67,520)
Additional paid-in capital	1,284,573	1,315,170	193,121
Accumulated other comprehensive income	51,386	49,729	7,302
Accumulated deficit	(1,279,248)	(1,951,660)	(286,584)
Total deficit attributable to the shareholders of Tarena International, Inc.	(400,047)	(1,046,159)	(153,620)
Non-controlling interest	(3,017)	(6,796)	(998)
Total liabilities and equity	2,512,020	2,060,154	302,513

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands, except share data and per share data)

	For the Three Months Ended September 30			For the Nine Months Ended September 30
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD

Net revenues	659,185	620,802	88,799	1,541,798	1,247,628	178,459
Cost of revenues(a)(b)	(285,060)	(270,842)	(38,741)	(863,686)	(775,369)	(110,908)
Gross profit	374,125	349,960	50,058	678,112	472,259	67,551
Selling and marketing expenses(a) (b)	(272,291)	(239,211)	(34,217)	(814,555)	(682,995)	(97,695)
General and administrative expenses(a) (b)	(195,588)	(143,072)	(20,465)	(525,256)	(435,296)	(62,264)
Research and development expenses(a) (b)	(25,638)	(24,256)	(3,470)	(104,590)	(75,219)	(10,759)
Operating loss	(119,392)	(56,579)	(8,094)	(766,289)	(721,251)	(103,167)
Interest income	5,749	3,337	477	15,176	1,273	182
Other income (expense)	481	2,864	410	(2)	3,171	454
Foreign exchange gains (loss)	2,020	(3,393)	(485)	3,126	(1,744)	(249)
Loss before income taxes	(111,142)	(53,771)	(7,692)	(747,989)	(718,551)	(102,780)
Income tax benefit (expense)	1,135	(10,113)	(1,447)	12,872	42,061	6,016
Net loss	(110,007)	(63,884)	(9,139)	(735,117)	(676,490)	(96,764)
Less: Net loss attributable to non-controlling interests	(1,077)	(931)	(133)	(2,133)	(4,079)	(583)
Net loss attributable to Class A and Class B ordinary shareholders	(108,930)	(62,953)	(9,006)	(732,984)	(672,411)	(96,181)

Net loss per Class A and Class B ordinary share:
Basic and diluted	(2.04)	(1.16)	(0.17)	(13.76)	(12.42)	(1.78)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic and diluted	53,392,184	54,443,291	54,443,291	53,266,054	54,151,656	54,151,656

Net loss	(110,007)	(63,884)	(9,139)	(735,117)	(676,490)	(96,764)
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	(6,783)	(1,856)	(265)	1,490	(1,657)	(237)
Comprehensive loss	(116,790)	(65,740)	(9,404)	(733,627)	(678,147)	(97,001)

Notes:

(a)	Includes share-based compensation expenses as follows:

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD

Cost of revenues	288	80	11	741	322	46
Selling and marketing expenses	3,566	343	49	5,546	1,381	198
General and administrative expenses	12,874	6,143	879	29,490	19,861	2,841
Research and development expenses	7,583	794	114	13,274	7,092	1,014

(b)	There were reclassification adjustments for the financials without impact on net loss in the first half of 2019.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per share data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2019 (Unaudited)	2020 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2020 (Unaudited)
	RMB	RMB	USD	RMB	RMB	USD

GAAP Cost of revenues	285,060	270,842	38,741	863,686	775,369	110,908
Share-based compensation expense in cost of revenues	288	80	11	741	322	46
Non-GAAP Cost of revenues	284,772	270,762	38,730	862,945	775,047	110,862

GAAP Selling and marketing expenses	272,291	239,211	34,217	814,555	682,995	97,695
Share-based compensation expense in selling and marketing expenses	3,566	343	49	5,546	1,381	198
Non-GAAP Selling and marketing expenses	268,725	238,868	34,168	809,009	681,614	97,497

GAAP General and administrative expenses	195,588	143,072	20,465	525,256	435,296	62,264
Share-based compensation expense in general and administrative expenses	12,874	6,143	879	29,490	19,861	2,841
Non-GAAP General and administrative expenses	182,714	136,929	19,586	495,766	415,435	59,423

GAAP Research and development expenses	25,638	24,256	3,470	104,590	75,219	10,759
Share-based compensation expense in research and development expenses	7,583	794	114	13,274	7,092	1,014
Non-GAAP Research and development expenses	18,055	23,462	3,356	91,316	68,127	9,745

Operating loss	(119,392)	(56,579)	(8,094)	(766,289)	(721,251)	(103,167)
Share-based compensation expenses	24,311	7,360	1,053	49,051	28,656	4,099
Non-GAAP Operating loss	(95,081)	(49,219)	(7,041)	(717,238)	(692,595)	(99,068)

Net loss	(110,007)	(63,884)	(9,139)	(735,117)	(676,490)	(96,764)
Share-based compensation expenses	24,311	7,360	1,053	49,051	28,656	4,099
Non-GAAP Net loss	(85,696)	(56,524)	(8,086)	(686,066)	(647,834)	(92,665)
Less: Net loss attributable to non-controlling interests	(1,077)	(931)	(133)	(2,133)	(4,079)	(583)
Non-GAAP net loss attributable to Class A and Class B ordinary shareholders	(84,619)	(55,593)	(7,953)	(683,933)	(643,755)	(92,082)
Non-GAAP net loss per Class A and Class B ordinary share(a)
Basic and diluted	(1.58)	(1.02)	(0.15)	(12.84)	(11.89)	(1.70)
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net loss per Class A and Class B ordinary share(a)
Basic and diluted	53,392,184	54,443,291	54,443,291	53,266,054	54,151,656	54,151,656

Notes:

(a) The Non-GAAP net loss per share is computed using Non-GAAP net loss attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net loss per share calculation.

(b) There was no tax impact of share-based compensation expenses for the third quarter and first nine months of 2020 and 2019, respectively.